UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___to ___

Commission file number 000-07246

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
The Petroleum Development Corporation 401(k) & Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Petroleum Development Corporation
1775 Sherman Street, Suite 3000, Denver, Colorado  80203

REQUIRED INFORMATION

1.	In lieu of the requirements of Item 1-3: audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2009 and 2008.

Exhibit 23.	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm.

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN AND AUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
The Petroleum Development Corporation 401(k) & Profit Sharing Plan
Bridgeport, West Virginia

We have audited the accompanying statements of net assets available for benefits of The Petroleum Development Corporation 401(k) & Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) and the delinquent participant contributions as of December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when consideration in relation to the basic 2009 financial statements taken as a whole.

/s/ SCHNEIDER DOWNS & CO., INC.

Pittsburgh, Pennsylvania
June 25, 2010

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31,
Assets	2009	2008

Participant loans	$ 557	$ 458
Petroleum Development stock purchase account	1	1
Investments, at fair value	23,596	16,380
Total investments	24,154	16,839

Receivables:
Employer contributions	607	541
Employee contributions	42	-
Other	-	26
Total receivables	649	567

Total Assets	24,803	17,406

Liabilities
Excess deferrals due to participants	-	7
Total Liabilities	-	7

Net assets available for benefits	$ 24,803	$ 17,399

See notes to financial statements.

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009
(in thousands)

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$ 519
Net realized & unrealized change in fair value of investments	3,372
Total investment income	3,891

Contributions:
Employer contributions	1,527
Participant contributions	1,804
Employer contributions-profit sharing	500
Participant rollovers	211
Total contributions	4,042

Total additions	7,933

Deductions from net assets attributed to:
Benefits paid to participants	524
Administrative expenses	5
Total deductions	529

Net increase	7,404

Net assets available for benefits:
Beginning of year	17,399

End of year	$ 24,803

See notes to financial statements.

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.           DESCRIPTION OF THE PLAN

The following description of The Petroleum Development Corporation (the “Company”) 401(k) & Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all Company employees except leased employees and employees covered by a collective bargaining agreement of Petroleum Development Corporation who meet the eligibility requirements of the Plan.  Currently no Company employees are covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) and the Internal Revenue Code.

Trustee and Recordkeeper
All of the Plan’s assets are held by Fidelity Management Trust Company as trustee who also has participant account record keeping responsibilities.

Contributions
Each year, participants may make contributions of up to 60% of pretax annual compensation, as defined in the Plan, subject to statutory limitations.  The Plan also allows catch up contributions for participants who have reached age 50 by the end of the year, subject to statutory limitations. The Company may make discretionary matching contributions in such amounts as may be determined by the Company’s Board of Directors each plan year.  In 2009, the Company matched 100% of participant contributions up to 10% of the participant compensation.  In addition, the Company may make discretionary profit sharing contributions on the participant’s behalf in an amount to be determined by the Board of Directors at the end of the plan year. During 2010, the Company elected to make a 2009 discretionary profit sharing contribution of $500,000, which is included in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009.

Participants direct the investment of their contributions into various investment options offered by the Plan.  Currently, the Plan offers 24 mutual funds and the Company’s common stock as investment options for participants.  Participants may change their investment election for current or future contributions, the percentage(s) invested in each of these options, or transfer funds among these options on any business day.

Participant Accounts
Each participant’s account is funded with the participant’s contribution, the Company’s matching contribution, and allocations of the Company’s discretionary contribution and Plan earnings. Allocations are based on participant earnings from investments or account balances, as defined.  The benefit to which a participant is entitled is the benefit provided from the participant’s vested account.

Vesting
Participant contributions, plus actual earnings thereon, vest immediately.  The Company’s contribution portion of the participants accounts vests based on years of continuous service.  Participants vest 25 percent after one year of service, 50 percent after two years of service, and are 100 percent vested after 3 years of service.

Loans to Participants
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account.  Principal and interest are paid ratably through payroll deductions. The repayment period shall be no more than five years unless such loan is for the purchase of a participant’s primary residence, in which case the repayment period may not extend beyond ten years from the date of the loan.  Interest is set at the discretion of the Plan administrator and will accrue at the annual rate of 6%.

Payment of Benefits
On termination of service for any reason or retirement (on or after age 59 ½), a participant, representative or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments under a systematic withdrawal plan. In addition, in service hardship withdrawals from a participant’s Deferral Contributions Account shall be allowed.

Forfeitures
The Company’s discretionary contributions that are not vested upon termination of employment are forfeited and may be used to reduce future Company contributions. At December 31, 2009 and 2008, the forfeited nonvested accounts totaled $43,269 and $182,699.  For the year ended December 31, 2009, $177,552 of forfeitures was used to offset current year employer contributions.

2.           SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

New Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (“FASB”) issued a pronouncement establishing the FASB Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States.  The standard is effective for financial statements issued for periods ending after September 15, 2009.  The adoption of this standard did not have a material impact on the Plan’s financial statements.

Basis of Presentation
The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with GAAP.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Participant loans are valued at their outstanding balances, which approximate fair value.  The market value of the Company’s common stock was based on the publicly traded price as of the last trade date of the year, December 31, 2009.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses
Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, as such, are not expenses of the Plan. The amount reported as administrative expenses of the Plan are transactional fees charged to the recipient’s account, such as loan processing, expedited shipping fees, etc.

Payment of Benefits
Benefits are recorded when paid.

Subsequent Events
The Plan administrator has evaluated subsequent events through the date of this report, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2009.

Fair Value Measurements
The Plan’s assets are measured at fair value pursuant to a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 financial instruments) and the lowest priority to unobservable inputs (Level 3 financial instruments). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

•   Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities.
•   Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
•   Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

The table below sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009: (in thousands)

	Level 1	Level 2	Level 3	Total
Money market	$1,099	-	-	$1,099
Mutual funds:
Growth funds	$2,652	-	-	$2,652
Blended funds	$193	-	-	$193
Value funds	$1,412	-	-	$1,412
Bond funds	$783	-	-	$783
Balanced funds	$362	-	-	$362
International funds	$1,168	-	-	$1,168
Target date funds	$13,536			$13,536
Company common stock	$2,392	-	-	$2,392
Participant loans	-	-	$557	$557
Total investments at fair value	$23,597	-	$557	$24,154

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 financial instruments, participant loans, for the year ended December 31, 2009:  (in thousands)

Balance as of January 1, 2009	$458
Issuances, repayments and settlements, net	99
Balance as of December 31, 2009	$557

3.           INVESTMENTS

The following represents 5% or more of the Plan’s net assets available for benefits at  December 31:  (in thousands)

	2009	2008
Petroleum Development Corporation Common Stock	$2,392	$2,352
Fidelity Contrafund Mutual Fund	1,212	*
Fidelity Freedom 2010	1,353	*
Fidelity Freedom 2015	2,791	2,219
Fidelity Freedom 2020	3,784	2,600
Fidelity Freedom 2025	2,052	1,438
Fidelity Freedom 2030	1,647	974
Fidelity Retirement Money Market	*	1,432

* Investments did not represent 5% or more of the Plan’s net assets at December 31 for the respective year.

During 2009, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year appreciated (depreciated) in value as follows:  (in thousands)

Mutual funds	$3,848
Petroleum Development Corporation common stock	(476)
Net appreciation in fair value of investments	$3,372

4.           PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, Plan participants will become 100% vested in their accounts.

5.           TAX STATUS

The Plan is a volume submitter profit sharing plan with 401(k) features established by Fidelity Management and Research Company.  The Plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008 that the form of plan is qualified under Section 401(a) of the Internal Revenue Code.  The Company has not sought an individual determination letter for the Plan and is relying on the opinion letter, as provided for in Revenue Procedure 2005-16.  The Plan administrator believes the Plan is operated in compliance with the applicable requirements of the Internal Revenue Code and has no income subject to unrelated business income tax.  Therefore, no provision for income taxes has been included in the Plan’s financial statement.

6.           RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.           RELATED PARTY / PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Company’s common stock.  The Company is the Plan sponsor and therefore qualifies as a related party / party-in-interest.  At December 31, 2009, the Plan held an investment of 131,359 shares of the common stock of the Company.  The fair value of the Company common stock held by the fund at December 31, 2009 was $2,392,056.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company.  Fidelity Management Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

8.           RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the assets available for benefits as included in the financial statements to Form 5500 as of December 31, 2009 and 2008:  (in thousands)

	2009	2008
Net assets available for benefits - financial statements	$24,803	$17,399
Less deemed distribution of participant loans	(3)	-
Net assets available for benefits - Form 5500	$24,800	$17,399

The following is a reconciliation of the Plan’s benefits paid to participants as included in the financial statements to the benefits paid to participants per Form 5500 for the year ended December 31, 2009:  (in thousands)

2009
Benefits paid to participants – financial statements	$524
Plus deemed distribution of participant loans	3
Benefits and deemed distribution paid to participants - Form 5500	$527

INDEX OF SUPPLEMENTAL SCHEDULES

•	Form 5500, Schedule H, Part IV, Question 4a - Delinquent Participant Contributions

•	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
EIN # 95-2636730
Plan NO: 001
Question 4a, “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 1,331,882	$ -	$ -	$ -	$ 1,331,882

The non-exempt prohibited transaction has been corrected by the employer's payment of excise taxes, penalties and interest to the IRS.  All employee contributions which were remitted late to the Plan, along with all delinquent participant loan repayments, have been remitted to the Plan along with an earnings credit for the delay in transmittal.   The Employee Benefits Security Administration (EBSA) completed their review of the corrections during 2009 and reported they will take no further action.  Therefore, the Plan administrator believes the matter to be resolved.

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1211621, PLAN 001
DECEMBER 31, 2009

(a)	(b)	(c) (d)		(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date and Rate of Interest	Cost**	Current Value
				(in thousands)
	ABF Large Cap Val PA	American Beacon Large Cap Value Plan Ahead Class		$ 710
	Rainier	Rainier Small/Mid Cap Equity Mutual Fund		929
	Royce	Royce Opportunity Mutual Fund		379
*	Petroleum Development Corporation	Common Stock		2,392
*	Fidelity Contrafund	Fidelity Contrafund Mutual Fund		1,212
*	Fidelity Value	Fidelity Value Mutual Fund		323
*	Fidelity Balanced	Fidelity Balanced Mutual Fund		362
*	Fidelity International Discovery	Fidelity International Discovery Mutual Fund		774
*	Fidelity Export and Multinational	Fidelity Export and Multinational Mutual Fund		511
*	Fidelity Freedom Income	Fidelity Freedom Income Mutual Fund		32
*	Fidelity Freedom 2000	Fidelity Freedom 2000 Mutual Fund		12
*	Fidelity Freedom 2010	Fidelity Freedom 2010 Mutual Fund		1,353
*	Fidelity Freedom 2020	Fidelity Freedom 2020 Mutual Fund		3,784
*	Fidelity Freedom 2030	Fidelity Freedom 2030 Mutual Fund		1,647
	Spartan Total Market Index	Spartan Total Market Index Mutual Fund - Investor Class		193
	Spartan International Index	Spartan International Index Mutual Fund - Investor Class		394
*	Fidelity Retirement Money Market	Fidelity Retirement Money Market Mutual Fund		1,098
*	Fidelity US Bond Index	Fidelity US Bond Index Mutual Fund		783
*	Fidelity Freedom 2040	Fidelity Freedom 2040 Mutual Fund		624
*	Fidelity Freedom 2005	Fidelity Freedom 2005 Mutual Fund		430
*	Fidelity Freedom 2015	Fidelity Freedom 2015 Mutual Fund		2,791
*	Fidelity Freedom 2025	Fidelity Freedom 2025 Mutual Fund		2,052
*	Fidelity Freedom 2035	Fidelity Freedom 2035 Mutual Fund		568
*	Fidelity Freedom 2045	Fidelity Freedom 2045 Mutual Fund		89
*	Fidelity Freedom 2050	Fidelity Freedom 2050 Mutual Fund		154
*	Petroleum Development Stock Purchase Account	Money Market		1
*	Participant Loan Balances	Loans with maturities ranging from 1 month to 60 months and interest rates at 6%.		554

				$ 24,151

*           Denotes party-in-interest to the Plan
**        Historical cost is not required as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN By: Petroleum Development Corporation Plan Administrator
By: /s/ R. Scott Meyers
R. Scott Meyers
June 25, 2010	Chief Accounting Officer